SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                            ExpressJet Holdings, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    30218U108
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Chris Kirkpatrick, Esq.
                              Hayman Advisors, L.P.
                           2626 Cole Avenue, Suite 200
                               Dallas, Texas 75204
                                 (214) 347-8050
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 17, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                             ------------------
CUSIP No. 30218U108                                           Page 2 of 7 Pages
---------------------------------                             ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Hayman Advisors, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,948,578
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,948,578
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,948,578
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                             ------------------
CUSIP No. 30218U108                                           Page 3 of 7 Pages
---------------------------------                             ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Hayman Investments, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,948,578
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,948,578
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,948,578
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                             ------------------
CUSIP No. 30218U108                                           Page 4 of 7 Pages
---------------------------------                             ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            J. Kyle Bass
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,948,578
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     100
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,948,578
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,948,678
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN/HC
----------- --------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 22, 2008, as amended by Amendment No. 1 to
Schedule 13D filed with the Commission on January 25, 2008 and as further amended by Amendment No. 2 to Schedule 13D filed with the Commission on February 20, 2008 (as amended through this Amendment No. 3, the "Schedule 13D") and is being filed on behalf of Hayman Advisors, L.P., a Delaware limited partnership ("Hayman Advisors"), Hayman Investments, L.L.C., a Texas limited liability company ("Hayman Investments"), and J. Kyle Bass, an individual ("Mr. Bass" and, together with Hayman Advisors and Hayman Investments, the "Reporting Persons"). This Amendment No. 3 relates to the common stock, par value $.01 per share (the "Common Stock"), of ExpressJet Holdings, Inc., a Delaware corporation (the "Company"). Hayman Advisors is the investment advisor to Hayman Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Master Fund"), which directly owns the Shares. Hayman Investments is the general partner of Hayman Advisors, and Mr. Bass is the managing member of Hayman Investments. Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of the Transaction.

     Item 4 is hereby amended by adding the following thereto:

     On February 25, 2008, the Reporting Persons delivered to the Company timely notice (the "Nomination Notice") of their intention to nominate Andrew N. Jent, President of Hayman Advisors, and William F. Loftus, Managing Director of LoftusGroup LLC, to stand for election as directors at the 2008 Annual Meeting and reconfirmed their intention to solicit proxies in favor of the election of Messrs. Jent and Loftus at the 2008 Annual Meeting (the "Solicitation"). Subsequently, in aid of the Solicitation, the Reporting Persons delivered to the Company a demand under Delaware law for access to stock ownership and certain other records in the possession of the Company and its agents.

     In early March, 2008, the Company contacted the Reporting Persons to discuss the possibility of a settlement that would avoid a contested election of directors at the 2008 Annual Meeting. As a result of the ensuing discussions, the Reporting Persons and the Master Fund (collectively the "Hayman Parties") entered into an agreement with the Company dated as of March 17, 2007 (the "Settlement Agreement") in which they agreed to withdraw the Nomination Notice and terminate the Solicitation.

     The Settlement Agreement provides that the Company will take all necessary actions to expand the Board from eight directors to nine and to appoint Mr. Jent to the Board as a Class II Director with a term expiring at the Company's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") and, subject to applicable exchange rules, as a member of the Audit Committee or any special committee established by the Board. On March 21, 2008, Mr. Jent was appointed to the Board as a Class II Director with a term expiring at the 2009 Annual Meeting and as a member of the Audit Committee of the Company.

     The Settlement Agreement further provides that upon the prior written notice of the Hayman Parties to be given before September 1, 2008, the Company will take all necessary actions to expand the Board from nine directors to ten and to appoint Mr. Loftus to the Board as a Class III Director with a term expiring at the Company's 2010 Annual Meeting of Stockholders. The Company also agreed to nominate Mr. Jent to stand for election at the 2009 Annual Meeting. The appointment of Mr. Loftus to the Board, and the nomination of Mr. Jent to stand for election at the 2009 Annual Meeting, are subject to the approval of the nominating and corporate governance committee of the Board, not to be unreasonably withheld or delayed. The Company also agreed to grant Mr. Loftus observer rights on the Board and to engage LoftusGroup LLC as a consultant to the Company in connection with (i) operating and financial strategies, as may be requested from time to time by the Company, and (ii) Mr. Loftus' observer status on the Board. In addition, the Company agreed to reimburse the Hayman Parties for their out-of-pocket expenses in connection with their activities related to the 2008 Annual Meeting, up to an aggregate of $100,000.

     Under the terms of the Settlement Agreement, the Hayman Parties have agreed to withdraw the Nomination Notice and to vote their shares of Common Stock in favor of the Company's slate of candidates at the 2008 Annual Meeting. The Hayman Parties have also agreed not to present any candidates for election as directors at the 2009 Annual Meeting and to vote their shares of Common Stock in favor of the Company's slate of candidates at the 2009 Annual Meeting, provided that Mr. Jent is included in the Company's slate of candidates for such meeting and Mr. Loftus is appointed to the Board if the Hayman Parties so request prior to September 1, 2008. Additionally, the Hayman Parties have agreed that, with respect to the 2008 Annual Meeting and the 2009 Annual Meeting (provided that Mr. Jent is included in the Company's slate of candidates for the 2009 Annual Meeting and Mr. Loftus is appointed to the Board if the Hayman Parties so request), they will not, nor will any of their affiliates, (i) directly or indirectly, engage or otherwise participate in any "solicitation" of "proxies" or consents to vote, (ii) seek to advise, encourage or influence any person with respect to the voting of any securities of the Company, (iii) except as set forth in the Settlement Agreement, seek election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board, (iv) initiate, propose or otherwise "solicit" stockholders of the Company for the approval of stockholder proposals or cause or encourage any other person to initiate any such stockholder proposal, regardless of its purpose or otherwise communicate with the Company's stockholders or others pursuant to Rule 14a-1(l)(2)(iv)(A) under the Exchange Act, (v) seek or propose to influence or control the management or policies of the Company, provided that the actions of Messrs. Jent and Loftus as Company directors would not violate this provision, or (vi) publicly seek or request permission to do any of the foregoing, request to amend or waive any of the foregoing, or make or seek permission to make any public announcement with respect to any of the foregoing.

     The foregoing summary of the Settlement Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to and qualified in its entirety by the full text of the Settlement Agreement, filed herewith as Exhibit 99.1 and incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) As of the date of this Schedule 13D, Hayman Advisors and Hayman Investments beneficially own 3,948,578 shares of Common Stock, representing 7.6% of the 51,871,518 shares of Common Stock outstanding as of March 10, 2008, as reported in the Issuer's Quarterly report on Form 10-K for the fiscal year ended December 31, 2007 (the "Reported Shares"). Mr. Bass beneficially owns 3,948,678 shares of Common Stock, representing 7.6% of the Reported Shares. The percentages used herein and in the rest of this statement are calculated based upon the Reported Shares.

     (b) Hayman Advisors, Hayman Investments and Mr. Bass share voting and dispositive power over the 3,948,578 Shares. Mr. Bass has sole voting and dispositive power over the 100 Bass Shares.

     (c) Since the filing of Amendment No. 2 to the Schedule 13D on February 20, 2008, there have been no transactions in the Common Stock other than open market purchases by the Master Fund on February 27, February 29, March 17 and March 20, 2008 of, respectively, 93,315 shares at $ 2.62, 53,378 shares at $ 2.43, 19,800 shares at $1.61 per share and 50,000 shares at $2.02 per share.

     (d) Other persons, including Hayman Capital Partners, L.P. and Hayman Capital Offshore Partners, L.P., may have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the Reporting Persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to Item 4 for a description of the Settlement Agreement.

Item 7. Material to be Filed as Exhibits.

     The following exhibits are filed as exhibits hereto:

Exhibit 99.1 Agreement, dated as of March 17, 2008, by and among by and among ExpressJet Holdings, Inc., and Hayman Investments, L.L.C., Hayman Advisors, L.P., Hayman Capital Master Fund, L.P. and J. Kyle Bass

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: March 21, 2008                    Hayman Advisors, L.P.

                                             By:  Hayman Investments, L.L.C.
                                             Its: General Partner

                                             By:  J. Kyle Bass
                                                  ------------------------------
                                                  Name:   J. Kyle Bass
                                                  Title:  Managing Member

                                             Hayman Investments, L.L.C.

                                             By:  J. Kyle Bass
                                                  ------------------------------
                                                  Name:   J. Kyle Bass
                                                  Title:  Managing Member

                                             J. Kyle Bass

                                             By:  J. Kyle Bass
                                                  ------------------------------
                                                  Name:   J. Kyle Bass